Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Fin
450 Fifth Street, N.W.
Washington, DC 20549
United States





Vernier, 11 May 2005
RG/rmj6186
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Notices to creditors (capital reduction procedure)	4, 6, 9 May 2005	A

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Service juridique
Chemin de la Parfumerie 5
1214 Vernier

009
13445
1

AZ 3000 Bern 1
Postcode 1

File N° 12G3-2B-82-5087

No 86 Mittwoch, 04.05.2005 123. Jahrgang | No 86 Mercredi, 04.05.2005 123. année | No 86 Mercoledì, 04.05.2005 123. annata

shab.ch fosc.ch fusc.ch

Schweizerisches Handelsamtsblatt | Feuille officielle suisse du commerce | Foglio ufficiale svizzero di commercio

Première publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 78'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 74'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 27.04.2005
6. *Echéance de préavis des créances:* **11.07.2005**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 400'000 actions de CHF 10.- chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "Pricewaterhouse-Coopers SA", à Genève, du 27 avril 2005, il résulte que les prétentions des créances sont entièrement couvertes par le capital-actions réduit.

Etude Gampert & Demierre, notaires
1211 Genève 11

(02824060)

File N° 1263-2B-82-5087

No 87 Freitag, 06.05.2005 123. Jahrgang | No 87 Vendredi, 06.05.2005 123. année | No 87 Venerdì, 06.05.2005 123. annata

shab.ch fosc.ch fusc.ch

Schweizerisches Handelsamtsblatt | Feuille officielle suisse du commerce | Foglio ufficiale svizzero di commercio

Deuxième publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 78'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 74'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 27.04.2005
6. *Echéance de préavis des créances:* **11.07.2005**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 400'000 actions de CHF 10.- chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "Pricewaterhouse-Coopers SA", à Genève, du 27 avril 2005, il résulte que les prétentions des créances sont entièrement couvertes par le capital-actions réduit.

Etude Gampert & Demierre, notaires
1211 Genève 11

(02824258)

Service juridique
chemin de la Parfumerie 5
1214 Vernier

13445
1

AZ 3000 Bern 1
Postcode 1

File N° 1263-2B-82-5087

No 88 Montag, 09.05.2005 123. Jahrgang | No 88 Lundi, 09.05.2005 123. année | No 88 Lunedì, 09.05.2005 123. annata

shab.ch fosc.ch fusc.ch

Schweizerisches Handelsamtsblatt | Feuille officielle suisse du commerce | Foglio ufficiale svizzero di commercio

Troisième publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 78'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 74'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 27.04.2005
6. *Echéance de préavis des créances:* **11.07.2005**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 400'000 actions de CHF 10.- chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "PricewaterhouseCoopers SA", à Genève, du 27 avril 2005, il résulte que les prétentions des créances sont entièrement couvertes par le capital-actions réduit.

Etude Gampert & Demierre, notaires
1211 Genève 11

(02827278)